UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   February 23, 2006                  /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                            ROCHESTER RESOURCES LTD.

                           SUITE 400 - 535 HOWE STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 2Z4

                 WEBSITE ADDRESS: WWW.ROCHESTERRESOURCESLTD.COM



                             ANNUAL INFORMATION FORM


                                February 20, 2006

                            ROCHESTER RESOURCES LTD.
                                 (the "Company")
                             ANNUAL INFORMATION FORM
                                   (the "AIF")

                                TABLE OF CONTENTS

PRELIMINARY NOTES..............................................................3
   FINANCIAL STATEMENTS AND MD&A...............................................3
   EFFECTIVE DATE OF INFORMATION...............................................3
   CURRENCY AND EXCHANGE RATES.................................................3
   FORWARD-LOOKING STATEMENTS..................................................3
CORPORATE STRUCTURE............................................................4
   NAME, ADDRESS AND INCORPORATION.............................................4
   INTERCORPORATE RELATIONSHIPS................................................4
GENERAL DEVELOPMENT OF THE BUSINESS............................................4
   THREE YEAR HISTORY: SIGNIFICANT ACQUISITIONS/DISPOSITIONS...................4
   THREE YEAR HISTORY OF EQUITY FINANCINGS.....................................5
NARRATIVE DESCRIPTION OF THE BUSINESS..........................................6
   GENERAL ....................................................................6
   SUMMARY OF MINA REAL PROPERTY...............................................6
   SPECIALIZED SKILL AND KNOWLEDGE.............................................9
   COMPETITIVE CONDITIONS......................................................9
   ENVIRONMENTAL PROTECTION....................................................9
   EMPLOYEES...................................................................9
   BANKRUPTCY..................................................................9
RISK FACTORS...................................................................9
MINA REAL PROJECT - TECHNICAL INFORMATION.....................................14
DIVIDENDS.....................................................................17
CAPITAL STRUCTURE.............................................................17
MARKET FOR SECURITIES.........................................................17
DIRECTORS AND OFFICERS........................................................18
   NAME, OCCUPATION AND SECURITY HOLDING......................................18
   CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS...................19
   CONFLICTS OF INTEREST......................................................20
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................20
REGISTRAR AND TRANSFER AGENT..................................................20
MATERIAL CONTRACTS............................................................20
INTERESTS OF EXPERTS..........................................................21
ADDITIONAL INFORMATION........................................................21

PRELIMINARY NOTES

This AIF is prepared in accordance with Form 51-102F2 to National Instrument 51-102 as a disclosure document intended to provide material information about the Company and its business at a point in time in the context of its historical and possible future development. This disclosure is supplemented throughout the year by subsequent continuous disclosure filings including news releases, material change reports, business acquisition reports, financial statements and management discussion and analysis.

FINANCIAL STATEMENTS AND MD&A

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's fiscal year end is May 31.

EFFECTIVE DATE OF INFORMATION

This AIF is dated February 15, 2006, and the information contained herein is current as of such date, other than certain financial information which is current as of May 31, 2005, being the date of the Company's most recently audited financial year end and as of November 30, 2005 being the Company's most recently completed interim period.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in Canadian dollars unless United States dollars are indicated.

FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements concerning the Company's plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements that may include reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this AIF under "Narrative Description of Business - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the laws of the Province of British Columbia on September 7, 1989, as No. 207 Sail View Ventures Ltd. and was inactive until July 15, 1994 when it changed its name to Hilton Petroleum Ltd. On June 18, 1997, the Company increased its authorized capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management. Under the terms of the Arrangement Agreement, Stanford became a wholly-owned subsidiary of the Company.

On April 1, 1999 the Company was continued into the Yukon Territory, and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. On December 30, 2002, the Company completed a consolidation of its share capital on a one-new-for-ten-old basis. On March 2, 2004 the Company changed its name from Hilton Petroleum Ltd. to Hilton Resources Ltd. The Business Corporations Act (British Columbia) (the "New Act"), which superseded the Company Act (British Columbia), came into force on March 29, 2004 and on November 18, 2004, after obtaining shareholder approval, the Company altered its Notice of Articles and adopted new Articles that take advantage of certain business flexibilities available under the New Act. Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia. On August 25, 2005, the Company completed a consolidation of its share capital on a one-new-for-ten-old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company's securities are also registered under the United States Securities Act of 1934.

The office and principal business address of the Company is Suite 400 - 535 Howe Street, Vancouver, British Columbia, Canada V6C 2Z4. The registered and records office of the Company is Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

INTERCORPORATE RELATIONSHIPS

The Company currently has no subsidiaries. In connection with the exercise of its option to acquire an interest in the Mina Real property in Mexico as more particularly described herein, the Company will acquire an interest in Mina Real Mexico S.A. de C.V. ("Mina Real"), a private Mexican company formed to hold the Mina Real property.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY: SIGNIFICANT ACQUISITIONS/DISPOSITIONS

The Company was historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States. From 1998 to 2002, the majority of the Company's financial resources and attention had been focused on two petroleum and natural gas projects - the East Lost Hills project ("ELH") and the San Joaquin Joint Venture ("SJJV"), both located in Southern California near Bakersfield.

The Company's involvement in the ELH prospect and SJJV ended in 2003, despite initially positive results, when subsequent drill programs were unsuccessful. In light of the results and uncertainties pertaining to any further activities at East Lost Hills by the joint venture, the Company determined that it would no longer provide further funding to two wholly owned subsidiaries, Hilton Petroleum, Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), which effectively ended the Company's participation in petroleum and natural gas operations. The Company's remaining $5.4 million net investment in the Petroleum Subsidiaries was written off in fiscal 2003 and the Company ceased to record the activities of the Petroleum Subsidiaries.

During fiscal 2003, the Company funded, on a reduced basis, the research, development and marketing of proprietary software programs using artificial intelligence. These activities were unsuccessful in developing a marketable product and the project was dropped.

On October 7, 2003 the Company announced that it had finalized a heads of agreement with Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company, for an option to acquire a 60% interest in the El Nayar project comprising approximately 6,722 hectares in the central SE part of the state of Nayarit, Mexico. The terms of the agreement allowed for a due diligence period during which the Company conducted initial exploration programs to assess the merits of the properties and conducted further legal due diligence regarding land tenure and environmental concerns or liabilities.

On June 15, 2005, the Company announced it had no further work planned for the El Nayar project in Nayarit, Mexico. Although the property was still considered to have some residual exploration potential, it did not meet the Company's objective of providing near-term production. The Company made this decision after completing an exploration program which demonstrated that the observed mineralization on the property took the form of steep narrow veins which would negatively impact on underground mining and milling costs.

On November 25, 2005, the Company announced the appointment of Douglas Good as director, President and Chief Executive Officer of the Company followed by the appointment of Gil Leathley as a director on January 17, 2006. Mr. Good has an extensive background in providing strategic planning, corporate restructuring, finance and senior management services to a range of companies in the start-up and early development phase, and has a strong background in commercial banking and leasing. Mr. Leathley has worked in the mining industry since 1962. He has held various senior positions with major mining companies, and since 2000, has been an independent consultant to several senior and junior mining companies.

On January 8, 2006, the Company entered into an option agreement (hereinafter the "Mina Real Option Agreement") with an arm's-length private company, to acquire up to a 51% interest in a gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico (the "Mina Real Property"). A verbal six-month lock-up agreement is in place to allow discussions regarding the purchase of an option on the remaining 49% interest. Conditional on making initial payments of US$110,000 (paid) and the issuance of 250,000 common shares (not yet paid), the Company will earn the following interests in the Mina Real Property:

     - an initial 20% interest on funding the first US$750,000 towards the 2006 work program;

     - a further 20% interest on funding the second US$750,000 towards the 2006 work program; and

     - a further 11% interest on payment of US$900,000 at the minimum rate of US$75,000 per month commencing mid-2006, with each payment vesting a 0.9166% interest.

On February 6, 2006 the TSX Venture Exchange accepted for filing the Mina Real Option Agreement and the Company is in the process of closing the transaction. A detailed overview of this project is contained in the section of this AIF headed "Narrative Description of Business - SUMMARY OF MINA REAL PROPERTY".

THREE YEAR HISTORY OF EQUITY FINANCINGS

The Company has financed its operations through funds raised in private placements of common shares or units (consisting of common shares and warrants exercisable for common shares), shares issues in settlement of debt and shares issued upon the exercise of options and warrants. The following table summarizes the funds raised from private placements and debt settlements over the three year history:


                                                                                ---------------------------------
                                                                                             WARRANTS
-----------------------------------------------------------------------------------------------------------------
                                                                     COMMON                  EXERCISE
                DESCRIPTION OF              UNITS       PRICE        SHARES       NUMBER       PRICE
DATE            ISSUANCE                   (NOTE 1)    (NOTE 1)     (NOTE 1)     (NOTE 1)    (NOTE 1)      TERM
-----------------------------------------------------------------------------------------------------------------

06/12/2002      Debt Settlement                n/a      $70.88        87,615          n/a        n/a          n/a
-----------------------------------------------------------------------------------------------------------------

05/31/2003      Settlement of Interest         n/a       $1.23        34,325          n/a        n/a          n/a
-----------------------------------------------------------------------------------------------------------------

08/31/2003      Settlement of Interest         n/a       $0.77        55,207          n/a        n/a          n/a
-----------------------------------------------------------------------------------------------------------------

11/25/2003      Private Placement          403,000       $1.00       403,000      403,000      $1.40      2 years
-----------------------------------------------------------------------------------------------------------------

01/24/2004      Debt Settlement                n/a       $3.28       623,384          n/a        n/a          n/a
-----------------------------------------------------------------------------------------------------------------

01/24/2004      Settlement of Interest         n/a       $2.58         8,830          n/a        n/a          n/a
-----------------------------------------------------------------------------------------------------------------

02/19/2004      Private Placement           67,500       $2.00        67,500       67,500      $2.60       1 year
-----------------------------------------------------------------------------------------------------------------

03/04/2004      Private Placement          142,500       $2.30       142,500      142,500      $3.10      2 years
-----------------------------------------------------------------------------------------------------------------

03/31/2005      Private Placement          355,000       $1.00       355,000      177,500      $1.50     First Yr
                                                                                               $2.00    Second Yr
-----------------------------------------------------------------------------------------------------------------

01/16/2006      Private Placement        5,000,000       $0.50     5,000,000    2,500,000      $0.65       2 year
                (Note 2)
-----------------------------------------------------------------------------------------------------------------

(1) Numbers and dollar amounts have been adjusted to reflect the 10:1 consolidations of the Company's share capital which took place on December 30, 2002 and August 25, 2005.
(2) As agent for the brokered portion of the private placement, Canaccord Capital Corporation was paid a cash commission of 10% of the gross proceeds raised, Agent's Warrants equal to 5% of the number of units sold by Canaccord and a corporate finance fee of 25,000 common shares. All of the securities issued have a hold period expiring on May 17, 2006.

In addition, the Company raised $12,000 from the exercise of warrants and options since the beginning of Fiscal 2006 ($3,000 in Fiscal 2005; $49,000 in Fiscal 2004).

NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

The Company is a development-stage company that is in the business of acquiring, exploring and developing mineral resource properties, principally gold and silver properties in Mexico. Properties under consideration for acquisition must meet the Company's criteria for near term production and must also hold significant exploration potential.

In January 2006, the Company acquired an interest in the gold/silver Mina Real Property, which the Company intends to focus its exploration and development activities on during 2006. The Company acquired an interest in this property as it meets the Company's criteria for near term production. The Company expects that this property can be brought into production in the very near term, subject to the results from its initial work program.

SUMMARY OF MINA REAL PROPERTY

The following information pertaining to the Mina Real Property is based, in part, upon a technical report dated January 22, 2006 entitled "The Mina Real Gold-Silver Property" (the "Technical Report") prepared by Mr. Victor Jaramillo, M.Sc.(A), P.Geo, the Company's "Qualified Person" for the purposes of NI 43-101. The Technical Report is incorporated herein by reference and the full text is available on SEDAR at www.sedar.com.

The Mina Real Property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometers southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico. It comprises four mineral claims that total approximately 3,377.33 hectares. The mineral rights to 2,387 hectares of these concessions are currently owned by a Mexican company "Desarrollos Mineros de Occidente" (DMO), a subsidiary of ALB Holdings Ltd. ("ALB"), a Canadian private company at arms length to the Company. DMO intends to transfer these concessions to Mina Real, a new recently incorporated Mexican corporation formed to hold the Mina Real Property. Mina Real holds two adjoining claims totaling an additional 990 hectares. The surface rights to these properties are held mainly by local farmers, and therefore negotiations are required in order to gain access to the property in order to build roads, drill pads, and dig trenches.

The Mina Real Property is an advanced property on which the owner has spent over US$3 million to fund the initial high-risk exploration and development costs, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1140 meter elevation to the 1260 meter elevation as set out in the following diagram of the underground workings:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is a drawing of the the Mina Real Property looking NE showing Levels 1115 through Level 1260 and location of Diamond Drill Hole F022-03

In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforenoted segment of the Florida Vein structure.

Access is good to the mine location through 2.5 kilometers of recently developed road with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day.

To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consists of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area designated by the above workings diagram. All three veins were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

As part of its due diligence at the Mina Real Property, Mr. Jaramillo, the author of the Technical Report, has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:

------------------------------------------------------------------------------------------------------
SAMPLE NO.          VEIN            WIDTH           GOLD        SILVER               DESCRIPTION
                                     (m)           (g/t)        (g/t)
------------------------------------------------------------------------------------------------------

  387322          Florida 3          1.00            8.4          226            Quartz Vein Level 260
------------------------------------------------------------------------------------------------------
  387324          Florida 3          0.98           9.62         67.2            Quartz Vein Level 260
------------------------------------------------------------------------------------------------------
  387325          Florida 3          1.07           11.5          123            Quartz Vein Level 260
------------------------------------------------------------------------------------------------------
  387334          Florida 2          0.70           2.44          848            Quartz Vein Level 210
------------------------------------------------------------------------------------------------------
  387339          Florida 3          2.10           9.61          202            Quartz Vein Level 160
------------------------------------------------------------------------------------------------------
  387342          Florida 3          1.30          14.25          260            Quartz Vein Level 160
------------------------------------------------------------------------------------------------------
  387362          Florida 2          1.55           6.27          501            Quartz Vein Level 185
------------------------------------------------------------------------------------------------------
  387367          Florida 2          1.10          14.55          336            Quartz Vein Level 185
------------------------------------------------------------------------------------------------------
  387369          Florida 3          1.60           9.15          119            Quartz Vein Level 185
------------------------------------------------------------------------------------------------------
  387393          Florida 3          0.80          16.80          115            Quartz Vein Level 140
------------------------------------------------------------------------------------------------------
  387397          Florida 3          1.13           4.66          723            Quartz Vein Level 140
------------------------------------------------------------------------------------------------------
  387398        Tajo Cuates          1.70           2.77         1330        Quartz Vein 1 - Main adit
------------------------------------------------------------------------------------------------------

A vein system called Tajos Cuates, located just south of the Florida Veins, has also been visited and sampled by the Company's qualified person. The vein where sampled has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag.

The Mina Real Property has no mineral resources or mineral reserves which are compliant with the reporting requirements of National Instrument 43-101

The following surface and underground exploration program at an estimated cost of US$1.68 million was recommended by Mr. Jaramillo:

     -    geological mapping, trenching sampling
     -    access road and drill pad construction
     -    1,600 meters of HQ3 diamond drilling on selected targets
     -    3,000 meters in exploration development (drifting)

Subject to availability of funds, the Company intends to proceed with the program recommended in the Technical Report, and with further development of the Mina Real Property.

SPECIALIZED SKILL AND KNOWLEDGE

The Company requires the services of professional geologists as well as skilled mining and milling personnel. There is significant and increasing competition among the Company and other resource companies for the recruitment and retention of such qualified personnel.

COMPETITIVE CONDITIONS

The Company competes with other resource companies for the acquisition of mineral properties. There is significant and increasing competition for a limited number of resource acquisition opportunities and as a result, the Company may be unable to acquire attractive resource properties on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

ENVIRONMENTAL PROTECTION

The Company currently conducts its exploration and development activities in Mexico. Such activities are subject to various laws, rules and regulations governing the protection of the environment. All of the Company's activities are in compliance in all material respects with applicable environmental legislation.

EMPLOYEES

The Company has one employee, namely the Company's President, Douglas Good. Mina Real, Mexico has nine full time employees including its President, who has an extensive background in mining and a PhD from the Colorado School of Mines, and an on-site geologist. The Company engages independent contractors and consultants from time to time to supply work on specific properties and for administrative and accounting services as required.

BANKRUPTCY

There has been no bankruptcy, receivership or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or its subsidiary within the three most recently completed financial years and up to the date of this AIF.

RISK FACTORS

The financing and exploration and development of any of the Company's properties is subject to a number of factors including commodity prices, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the company's operations and business.

The Company has, in the past, conducted business in the petroleum and natural gas industry and computer software industry. As of the date of this AIF, the Company no longer is active in these industries, and instead currently conducts mineral exploration activities. The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance:

THE COMPANY'S PROPERTIES ARE LOCATED IN MEXICO AND ARE SUBJECT TO CHANGES IN POLITICAL CONDITIONS AND REGULATIONS

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by SEMARNAP, Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the Comision National del Aqua with respect to water rights. The Company's mineral exploration and any future mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The Company does not carry political risk insurance.

In addition, the Company's properties may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

THE BUSINESS OF EXPLORATION FOR MINERALS AND MINING INVOLVES A HIGH DEGREE OF RISK, AS FEW PROPERTIES THAT ARE EXPLORED ARE ULTIMATELY DEVELOPED INTO PRODUCING MINES

Continued exploration of the Company's project depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold ("Au"), silver ("Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.

The Company does not have producing mines at this time. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

NO ASSURANCE CAN BE GIVEN REGARDING THE COMMERCIAL VIABILITY OF MINERAL DEPOSITS

No assurance can be given that any particular level of recovery of minerals will in fact be realized or will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by the mining and processing of bulk samples or drilling results, and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

The Company has engaged expert independent technical consultants to advise it with respect to the potential of its various mineral property interests and project engineering, among other things. The Company believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs in developing its properties.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company has under option mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims. The Company does not have title to the surface rights to the Mina Real Property. The surface rights to the property are mostly held by local farmers. The Company will need to enter into agreements with the holders of the title to the surface rights in order to obtain such surface rights to the property. There can be no assurance that these surface rights will be secured on terms acceptable to the Company.

MEXICO IS A  DEVELOPING  COUNTRY AND  OBTAINING  FINANCING  OR FINDING OR HIRING
QUALIFIED  PEOPLE  OR  OBTAINING  ALL  NECESSARY   SERVICES  FOR  THE  COMPANY'S
OPERATIONS IN MEXICO MAY BE DIFFICULT

The Company's principal project is located in Mexico, which is a developing country, and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico. The Company also plans to hire some of its employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local laws in Mexico. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

THE COMPANY'S ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company's activities are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submission to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

AMENDMENTS TO CURRENT LAWS, REGULATIONS AND PERMITS GOVERNING ACTIVITIES OF MINERAL EXPLORATION COMPANIES OR MORE STRINGENT IMPLEMENTATION THEREOF COULD REQUIRE INCREASES IN EXPLORATION EXPENDITURES, OR REQUIRE DELAYS IN EXPLORATION OR ABANDONMENT OF NEW MINERAL PROPERTIES

Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

THE VOLATILITY OF THE PRICE OF GOLD AND SILVER COULD HAVE AN IMPACT ON THE COMPANY'S FUTURE OPERATIONS

The commercial feasibility of the Company's properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold, silver and other precious metals. The price of gold and silver may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties. A reduction in the price of gold or silver may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low metal prices.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

The Company's options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration and development work with the objective of establishing an economic body of ore. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS OPERATIONS, AN INVESTMENT IN THE COMPANY'S COMMON SHARES MAY BE WORTHLESS.

The Company has limited financial resources, has a history of losses, has no immediate source of operating cash flow and has not generated any revenues from its existing mineral interests. Any further additional equity financing undertaken by the Company would cause dilution to its shareholders.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.90 to a low of $0.30 during the 12-month period ending January 31, 2006. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATION IN MEXICO SUBJECTS THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY

The Company's operation in Mexico makes it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.7872 and US$0.8690 for one Canadian dollar during 2005. The Company does not currently engage in hedging activities.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND THE ABSENCE OF ANY OF THESE INDIVIDUALS COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE COMPANY

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially if the Company encounters risks that are inherent in doing business in foreign countries. The Company is dependent, in particular, on Douglas Good, the President and CEO of the Company, the experience and expertise of its board of directors and advisory committee, and the expertise and experience of Mr. Alfred Parra, the President of Mina Real. The Company does not maintain key-man life insurance on any personnel. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

THE COMPANY IS IN COMPETITION WITH OTHER MINING COMPANIES THAT HAVE GREATER RESOURCES AND EXPERIENCE

The mineral exploration and development business is intensely competitive, and the Company competes with other exploration and mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

The Company has no specific internal policy governing conflicts of interest.

COMPANY SHAREHOLDERS WILL EXPERIENCE DILUTION FROM THE EXERCISE OF STOCK OPTIONS

The Company may in the future grant to some or all of its directors, officers, insiders and key employees additional options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

LACK OF LIQUIDITY

Persons purchasing shares of the Company may not be able to easily sell their shares.

MINA REAL PROJECT - TECHNICAL INFORMATION

At the request of the Company, Victor Jaramillo, P.Geo., has prepared a technical report on the Mina Real Property, entitled THE MINA REAL GOLD-SILVER PROPERTY TECHNICAL REPORT, (SANTA MARIA DEL ORO DISTRICT), STATE OF NAYARIT, MEXICO (the "Technical Report"), dated January 22, 2006. The Technical Report is incorporated herein by reference and is available on SEDAR at www.sedar.com.

The following summary is reproduced from the Technical Report.

SUMMARY

Victor A. Jaramillo, M.Sc.A., P.Geo., a geological consultant, was retained by Rochester Resources Ltd. in October 2005 with the terms of reference for this assignment consisting of undertaking a geological and sampling due diligence program on the Mina Real Gold- Silver Property in the state of Nayarit, Mexico, followed by a technical 43-101 compliant report.

Between October 5 and 6, 2005 the author was on site at the Mina Real Property area, and completed a site geological field inspection. Later on, from October 11 to the 19th, the author returned to the mine area to inspect and sample the quartz gold-silver veins along 4 different drifts (levels). Finally, during November to early December drill core was examined, the Tajos Cuates Vein and the Florida Vein in level 1,140 were sampled. During this time limited surface geological mapping and trenching was completed. Background information, such as old reports and maps concerning the property were also reviewed.

The Property comprises 4 claims that total approximately 3,377.33 hectares. It is owned by a Mexican company "Desarrollos Mineros de Occidente" (DMO), a subsidiary of ALB Holdings Ltd. a Canadian private company.

[SEE "GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY: SIGNIFICANT ACQUISITIONS/DISPOSITIONS" FOR SUMMARY OF TERMS OF MINA REAL OPTION AGREEMENT.]

The Mina Real Gold-Silver Property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometers southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico.

Access to the property is from the city of Tepic via Highway 15, the main north-south route along the West Coast of Mexico, to Crucero La Lobera (40 km), then 10 km by paved road to the town of Santa Maria Del Oro. From Santa Maria, approximately 22 km by gravel road the Mine area is reached.

The mineralized structures form part of a low sulphidation epithermal gold-silver system which is composed of quartz veins that trend NW-SE. The width of the veins varies from 0.40 to over 2.0 meters wide. They are structurally controlled by a set of parallel faults and at places are displaced by NE trending post-mineral faults. Some vein segments contain elevated gold and silver values, mainly due to secondary enrichment.

The host rock are dacite flows which show silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified edges to the veins are narrow, generally 1 to 2 meters on each side of the veins.

To date 4 veins have been identified. The Florida quartz veins 1 to 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling.

In early 2003 Minas de San Luis, S.A. de C.V. ("Luismin") drilled two core holes in order to explore the continuity of the Florida Veins to the NW and at depth. Drill hole DDH F1-03 was to test the vein continuity to the NW, but it did not reach the required depth due to technical difficulties and poor recoveries. Subsequent investigation revealed that this drill hole required at least another 50 meters of drilling as the veins have been faulted further west. See Figure 3 below (page 13 of Technical Report).

Drill hole F2-03 was to test vein continuity and grade at depth. Three veins were intercepted:

1. The first quartz vein was intercepted from 112.45 to 114.85 meters (2.40 meters long). Recovery for this vein was < 50% and gave 0.52 g/t Au and
     93.54 g/t Ag.
2. The second quartz vein was intercepted from 132.90 to 134.00 meters (1.10 meters long). Recovery for this vein was approximately 69% and gave 12.73 g/t Au and 172 g/t Ag.
3. The third quartz vein was intercepted from 135.90 to 138.40 meters (2.50 meters long). Recovery for this vein was approximately 36% and gave 5.50 g/t Au and 171 g/t Ag.

Geological field work, such as geological mapping, limited trenching and drill core examination, indicates that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area. Also, recent geological work has shown that the veins at this time appear to have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit.

As a result of the writer's most recent mine visit (November-December, 2005) a better understanding of the mineralized quartz gold-silver veins at Mina Real has been achieved. Their continuity along strike is good, and the veins appear to have a vertical continuity of at least 250 meters. In places the veins reach a true thickness of over 2 meters wide.

A Vein system called Tajos Cuates south of the Florida Veins, was also visited and three samples were taken by the writer. The main vein has a true width of
1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. It appears to be a large zone of secondary enrichment. It returned 2.77 g/t gold and 1,330 g/t silver. Other recently completed work was sampling the Florida Veins in level 140.

The writer has taken 51 chip vein samples, one grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples provided by DMO were assayed. All the samples taken are part of the due diligence work done by the writer at Mina Real. These sample results are only indicative and confirm that there is gold in the veins. Some highlights of the underground chip vein samples taken include:
--------------------------------------------------------------------------------
SAMPLE NO.     VEIN        WIDTH    GOLD    SILVER     DESCRIPTION
                            (m)     (g/t)    (g/t)
--------------------------------------------------------------------------------

387322        Florida 3     1.00     8.4      226      Quartz Vein Level 260
387324        Florida 3     0.98     9.62      67.2    Quartz Vein Level 260
387325        Florida 3     1.07    11.5      123      Quartz Vein Level 260
387334        Florida 2     0.70     2.44     848      Quartz Vein Level 210

--------------------------------------------------------------------------------
SAMPLE NO.     VEIN        WIDTH    GOLD    SILVER     DESCRIPTION
                            (m)     (g/t)    (g/t)
--------------------------------------------------------------------------------

387339        Florida 3     2.10     9.61     202      Quartz Vein Level 160
387342        Florida 3     1.30    14.25     260      Quartz Vein Level 160
387362        Florida 2     1.55     6.27     501      Quartz Vein Level 185
387367        Florida 2     1.10    14.55     336      Quartz Vein Level 185
387369        Florida 3     1.60     9.15     119      Quartz Vein Level 185
387393        Florida 3     0.80    16.8      115      Quartz Vein Level 140
387397        Florida 3     1.13     4.66     723      Quartz Vein Level 140
387398        Tajo Cuates   1.70     2.77    1330      Quartz Vein 1 - Main adit
--------------------------------------------------------------------------------

The geological potential on the Florida Vein system and at the Tajos Cuates Veins is excellent. Continuation of an exploration program consisting of both surface and underground work is strongly recommended. There are several other identified veins in outcrop that need to be mapped and explored.

The author has reviewed and worked in several similar style mineral deposits, and through this, has gained the expertise to give a fair evaluation of the nature and distribution of the mineralization on this property. In the author's professional opinion, the property discussed in this report is of merit and is worth securing an interest in.

A surface and underground exploration program on the Mina Real property is highly recommended as follows: (timing 8 months)

     - Geological mapping (1:1000), trenching, and geochemical multi-element sampling
     -    Access road and drill pad construction
     -    1,600 meters of HQ3 diamond drilling on selected targets
     -    3,000 meters in exploration development (drifting)

TOTAL COST = US $ 1,679,260

PROJECT DESCRIPTION AND LOCATION

Details may be found on pages 7 and 8 of the Technical Report.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Details may be found on pages 9 through 12 of the Technical Report.

HISTORY

Details may be found on page 12 of the Technical Report.

GEOLOGICAL SETTING

Details may be found on pages 12 through 15 of the Technical Report.

EXPLORATION

Details may be found on pages 21 through 25 of the Technical Report.

MINERALIZATION

Details may be found on pages 16 through 21 of the Technical Report.

DRILLING

Details may be found on pages 25 through 27 of the Technical Report.

SAMPLING AND ANALYSIS; SECURITY OF SAMPLES

Details may be found on pages 27 through 32 of the Technical Report.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mina Real Property has no mineral resources or mineral reserves which are compliant with the reporting requirements National Instrument 43-101. Further details may be found on page 34 of the Technical Report.

EXPLORATION AND DEVELOPMENT

Details may be found on page 21 of the Technical Report.

DIVIDENDS

The Company has not paid any dividends since the date of its incorporation and has no present intention of paying dividends on its common shares. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Payment of any future dividends will be at the discretion of the Company's board of directors, after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

CAPITAL STRUCTURE

The Company's authorized capital consists of one class of common shares without par value (the "Common Shares"). The Company is authorized to issue an unlimited number of Common Shares. Each Common Share is entitled to one vote. As at January 31, 2006, there were 7,267,735 Common Shares issued and outstanding.

All of the Company's Common Shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on winding-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, except that the Company's articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the BUSINESS CORPORATIONS ACT (British Columbia). Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the BUSINESS CORPORATIONS ACT (British Columbia).

MARKET FOR SECURITIES

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSX-V") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company's securities are also registered under the United States Securities Act of 1934.

The following table sets out the monthly high, low and average trading prices and monthly total volume of trade of the Common Shares of the Company on the TSX-V for the financial year ended May 31, 2005 and up to the date of this AIF adjusted to reflect the 10 for 1 share consolidation completed on August 25, 2005. Prior to August 25, 2005, the Company traded on the TSX-V under the symbol "HPM" and under its previous name, Hilton Resources Ltd.

--------------------------------------------------------------------------------
MONTH                 HIGH           LOW          AVG CLOSE           VOLUME
--------------------------------------------------------------------------------

June 2004           $ 1.40        $ 1.00           $ 1.10             35,464
July 2004           $ 1.60        $ 0.90           $ 1.20             45,962
August 2004         $ 1.40        $ 1.10           $ 1.20            122,763
September 2004      $ 1.60        $ 1.30           $ 1.40             32,966
October 2004        $ 1.50        $ 1.20           $ 1.30             27,470
November 2004       $ 1.50        $ 1.20           $ 1.30             44,174
December 2004       $ 1.50        $ 1.20           $ 1.30             21,696
January 2005        $ 1.80        $ 1.30           $ 1.50             77,325
February 2005       $ 1.90        $ 1.40           $ 1.60             92,262
March 2005          $ 1.50        $ 1.20           $ 1.30             61,978
April 2005          $ 1.40        $ 0.70           $ 1.10             35,478
May 2005            $ 1.00        $ 0.80           $ 0.80             11,878
June 2005           $ 1.00        $ 0.50           $ 0.70             97,051
July 2005           $ 0.60        $ 0.30           $ 0.40             71,747
August 2005         $ 0.45        $ 0.30           $ 0.41             50,710
September 2005      $ 0.80        $ 0.46           $ 0.56             38,111
October 2005        $ 0.67        $ 0.60           $ 0.62             29,323
November 2005       $ 0.69        $ 0.47           $ 0.57             47,391
December 2005       $ 0.89        $ 0.52           $ 0.69            176,761
January 2006        $ 0.90        $ 0.66           $ 0.80            173,795
--------------------------------------------------------------------------------
                                                    Source: TSX Venture Exchange

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The name and place of residence, positions held with the Company and principal occupation of each director and executive officer of the Company within the five preceding years from the date of this AIF are as follows:


---------------------------------------------------------------------------------------------------------------------
NAME, POSITION AND                  PRINCIPAL OCCUPATIONS                             TERM AS A            NUMBER
PLACE OF RESIDENCE(1)               DURING THE PAST 5 YEARS(1)                        DIRECTOR           OF SHARES(2)
---------------------------------------------------------------------------------------------------------------------

DOUGLAS GOOD(3)                     Corporate director and executive of various       Since Nov. 25,       100,000
President and Chief Executive       public and private companies in the                    2005
Officer, Chief Financial Officer    healthcare, software, mining and automotive
and Director                        industries.
British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------
WILLIAM LEE(3)                      Chartered Accountant; Chief Financial Officer     Since Sept. 8,        32,650
Director                            of Jinshan Gold Mines Inc. January 2006 -              1995
British Columbia, Canada            present; Business Analyst, Ivanhoe Energy
                                    Inc. and Ivanhoe Mines Ltd., July 2004 -
                                    December 2005; Chief Financial Officer, IMA
                                    Exploration Inc. 1996 - April 2004.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
NAME, POSITION AND                  PRINCIPAL OCCUPATIONS                             TERM AS A            NUMBER
PLACE OF RESIDENCE(1)               DURING THE PAST 5 YEARS(1)                        DIRECTOR           OF SHARES(2)
---------------------------------------------------------------------------------------------------------------------

ANDREW CARTER(3)                    President of Tinka Resources Ltd. from Feb.       Since Oct. 15,        35,000
Director                            2003 to present. Businessman and independent           2003
British Columbia, Canada            corporate consultant.
---------------------------------------------------------------------------------------------------------------------
GIL LEATHLEY                        Independent consultant to several senior and      Since Jan. 17,        80,000
Director                            junior mining companies since 2000.                    2006
British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------
HARVEY LIM                          Chartered Accountant; Controller of Chase              n/a              45,500
Corporate Secretary                 Management Ltd.
British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------

(1) The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.
(2) The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of January 31, 2006.
(3)   Denotes member of Audit Committee.

The term of office of each director will expire at the next annual general meeting of shareholders.

As at the date of this AIF, the Company's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 300,650 Common Shares, representing approximately 4.1% of the issued and outstanding Common Shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as described below, no director or officer of the Company or a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company:

     (a) is, as at the date of this AIF or has been, within the 10 years before the date hereof, a director or executive director of any company (including the Company), that while that person was acting in that capacity:


          (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

     (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets; or

     (c) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that corporation.

No director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

     (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

     (b) no other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

In approximately 2002, Douglas Good was engaged as a Director and Officer of ComWest Capital Corp. (formerly Dynasty Motorcar Corporation) ("ComWest") to assist in the reorganization of ComWest's financial affairs. This financial reorganization was made by way of a proposal under the Bankruptcy and Insolvency Act (Canada) that was approved by the creditors and ultimately the Supreme Court of British Columbia on September 25, 2002. The proposal was certified by the trustee as being fully performed on February 18, 2003. Full particulars of this matter can be found on SEDAR under "ComWest Capital Corp."

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

CONFLICTS OF INTEREST

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons had since May 31, 2004 (being the commencement of the Company's most recently completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The  Company's   registrar   and  transfer   agent  for  the  Common  Shares  is
Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

On January 8, 2006 the Company to entered into an option agreement with ALB Holdings Ltd. whereby the Company can acquire a 51% interest in the Mina Real Property concessions. Details of this agreement may be found above in this AIF in the sections entitled "GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR
HISTORY: SIGNIFICANT ACQUISITIONS AND DISPOSITIONS" and "GENERAL DEVELOPMENT OF THE BUSINESS - SUMMARY OF MINA REAL PROPERTY".

INTERESTS OF EXPERTS

Victor Jaramillo, M.Sc.(A), P.Geo., has prepared a technical report dated January 22, 2006 on the Company's Mina Real Property and has provided consent to the Company with respect to certain disclosure provided in this AIF. Mr. Jaramillo does not own any Common Shares of the Company.

D&H Group LLP, Chartered Accountants are the auditors of the Company. To the knowledge of the Company, the partners and employees of D&H Group LLP, Chartered Accountants do not own any shares in the Company

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for the most recent fiscal year.

Additional information, including directors and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular dated October 19, 2005 for its annual and special general meeting of shareholders that was held on November 17, 2005.